

ENERNORTH INDUSTRIES INC.

Toronto, Canada – September 28, 2006 – **EnerNorth Industries Inc.** (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has filed its reserves data and other oil and gas information as of June 30, 2006 on Forms 51-101F1, 51-101F2 and 51-101F3, as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the EnerNorth's reserves data and other oil and gas information may be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About EnerNorth Industries Inc.
EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.272 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
 www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances, unless required by securities law.